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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                               VISX, INCORPORATED
             (Exact Name of Registrant as Specified in its Charter)

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
                  Delaware                            06-1161793
           State of Incorporation                  (I.R.S. Employer
              or Organization)                    Identification No.)

                             3400 Central Expressway
                          Santa Clara, California 95051
               (Address of Principal Executive Offices) (Zip Code)

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
If this form relates to the registration    If this form relates to the registration
of a class of securities pursuant to        of a class of securities pursuant to
Section 12(b) of the Exchange Act and is    Section 12(g) of the Exchange Act and is
effective pursuant to General Instruction   effective pursuant to General Instruction
A.(c), please check the following box. [ ]  A.(d), please check the following box. [X]

Securities Act registration statement file number to which this form relates:
[________]
(If applicable)

     Securities to be registered pursuant to Section 12(b) of the Act: None

        Securities to be registered pursuant to Section 12(g) of the Act:

                       Title: Common Stock Purchase Rights
                        Exchange: Nasdaq National Market


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     On July 28, 2000, the Board of Directors of VISX, Incorporated (the
"Company") declared a dividend distribution of one Right for each outstanding share of the Company's common stock ("Common Stock") to stockholders of record at the close of business on August 7, 2000 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one share of Common
Stock at a Purchase Price of $150.00 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights
Agreement (the "Rights Agreement") between the Company and Fleet National Bank, a national banking association, as Rights Agent.

     Initially, the Rights will be attached to all certificates representing shares of Common Stock then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights
Agreement, the Rights will separate from the Common Stock and a "Distribution
Date" will occur upon the earlier of (i) ten (10) business days (or such later date as the Board shall determine, provided, however, that no deferral of a Distribution Date by the Board of Directors pursuant to the terms of the Rights
Agreement described in this clause (i) may be made at any time during the Special Period (as defined below)) following (a) a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 10% or more of the outstanding shares of Common
Stock, other than as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other stockholders or (b) the date a Person has entered into an agreement or arrangement with the Company or any subsidiary of the Company providing for an Acquisition Transaction (as defined below) (the "Stock Acquisition Date") or (ii) ten (10) business days (or such later date as the Board shall determine, provided, however, that no deferral of a Distribution Date by the Board of Directors pursuant to the terms of the Rights Agreement described in this clause (ii) may be made at any time during the Special Period (as defined below)) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. The 10% threshold will not be applicable to passive investors who stay below a 15% ownership level. In addition, stockholders of more than 10% of the Common Stock outstanding as of July 28, 2000 will be grandfathered at their current level plus 1%.

     An Acquisition Transaction is defined in the Rights Agreement as (x) a merger, consolidation or similar transaction involving the Company or any of its Subsidiaries as a result of which stockholders of the Company will no longer own a majority of the outstanding shares of Common Stock or a publicly traded entity which controls the Company or, if appropriate, the entity into which the Company may be merged, consolidated or otherwise combined (based solely on the shares of Common Stock received or retained by such stockholders, in their capacity as stockholders of the Company, pursuant to such transaction),


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(y) a purchase or other acquisition of all or a substantial portion of the assets of the Company and its Subsidiaries, or (z) a purchase or other acquisition of securities representing 10% or more of the shares of Common Stock then outstanding.

     Until the Distribution Date, (i) the Rights will be evidenced by the Common
Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at 5:00 p.m. (Santa Clara, California time) on July 28, 2010, unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights
Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that a Person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine, after receiving advice from one or more investment banking firms, to be fair and not inadequate to and to otherwise be in the best interests of the Company and its stockholders, (a "Qualified Offer"), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. An illustration of such an event is set out in the following paragraph.
Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring
Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

     For example, at an exercise price of $150.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase
$300.00 worth of Common Stock (or other consideration, as noted above) for $150.00. Assuming that the Common Stock had a per share


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value of $25.00 at such time, the holder of each valid Right would be entitled to purchase twelve (12) shares of Common Stock (or other consideration) for $150.00.

     In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation (other than with an entity which acquired the shares pursuant to a Qualified Offer), (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock is changed or exchanged, or (iii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the preceding two paragraphs are referred to as the "Triggering
Events."

     At any time until ten (10) business days following the Stock Acquisition
Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). For one hundred eighty (180) days (the
"Special Period") following a change in control of the Board of Directors, that has not been approved by the Board of Directors, occurring within six (6) months of an unsolicited third party acquisition or business combination proposal, the new directors are entitled to redeem the Rights (assuming the Rights would have otherwise been redeemable), including to facilitate an acquisition or business combination transaction involving the Company, but only (1) if they have followed certain procedures or (2) if such procedures are not followed, and if their decision regarding redemption and/or any acquisition or business combination is challenged as a breach of fiduciary duty of care or loyalty, the directors (solely for purposes of determining the effectiveness of such redemption) are able to establish the entire fairness of such redemption, and, if applicable, such transaction. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.


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     Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the
Distribution Date, the provisions of the Rights Agreement may be amended by the
Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made to the Rights Agreement during the Special Period or at a time when the Rights are not redeemable.

     As of August 3, 2000, there were 64,990,089 shares of Common Stock issued and outstanding and 4,464,123 shares of Common Stock in the treasury. As of August 3, 2000, options to purchase 8,408,417 shares of Common Stock were outstanding. Each share of Common Stock outstanding at the close of business on August 7, 2000, will receive one Right. So long as the Rights are attached to the Common Stock, one Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future.
Seventy million (70,000,000) shares of Common Stock are initially reserved for issuance upon exercise of the Rights.

     The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a price that is fair and not inadequate and otherwise in the best interest of the Company and its stockholders. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, at any time until ten (10) days following the Stock Acquisition Date redeem all but not less than all of the then outstanding Rights at the Redemption Price.

     The Rights Agreement specifying the terms of the Rights is attached as an exhibit to a Current Report on Form 8-K dated August 4, 2000 and incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

ITEM 2. EXHIBITS.

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
  1     Rights Agreement, dated as of August 3, 2000, between VISX, Incorporated and Fleet National Bank, as Rights Agent, including the form of Rights
        Certificate as Exhibit A and the Summary of Rights to Purchase Common
        Stock as Exhibit B (pursuant to the Rights Agreement, printed Rights
        Certificates will not be mailed until after the Distribution Date (as defined in the Rights Agreement)) (incorporated by reference to
        Exhibit 4.1 to the Company's Current Report on Form 8-K, filed August
        4, 2000 (File No. 000-17247)).


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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                       VISX, INCORPORATED

                                       By: /s/ TIMOTHY R. MAIER
                                           ----------------------------------
                                           Timothy R. Maier
                                           Executive Vice President and Chief
                                           Financial Officer

Date: August 4, 2000



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                                  EXHIBIT INDEX

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
  1     Rights Agreement, dated as of August 3, 2000, between VISX, Incorporated and Fleet National Bank, as Rights Agent, including the form of Rights
        Certificate as Exhibit A and the Summary of Rights to Purchase Common
        Stock as Exhibit B (pursuant to the Rights Agreement, printed Rights
        Certificates will not be mailed until after the Distribution Date (as defined in the Rights Agreement)) (incorporated by reference to
        Exhibit 4.1 to the Company's Current Report on Form 8-K, filed August
        4, 2000 (File No. 000-17247)).


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